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                                                                    EXHIBIT 99.1

                              CAUTIONARY STATEMENTS

                          RISKS RELATED TO OUR BUSINESS

WE EXPECT OUR QUARTERLY REVENUES AND OPERATING RESULTS TO FLUCTUATE FOR A NUMBER OF REASONS, WHICH COULD CAUSE OUR STOCK PRICE TO FLUCTUATE

         Our quarterly revenues and operating results from continuing operations have varied significantly in the past and are likely to vary significantly in the future due to a number of factors, any of which may cause our stock price to fluctuate. The primary factors that may affect our quarterly financial performance include the following:

              -   fluctuations in demand for our products and services;

              - the timing of customer orders, which are often grouped toward the end of a quarter, particularly large orders from our significant customers and whether any orders are cancelled;

              - sales mix among our storage networking and channel networking products and services;

              - our traditionally long sales cycle, which can range from 90 days to 12 months or more;

              - our ability to develop, introduce, ship and support new products and product enhancements;

              - the fact that our products and services are usually only part of an overall solution that our customers may have problems implementing or obtaining the required components or services from other vendors;

              - the rate of adoption of storage networks as an alternative to existing data storage and management systems;

              - announcements and new product introductions by our competitors and deferrals of customer orders in anticipation of new products, services or product enhancements introduced by us or our competitors;

              - decreases over time in the prices at which we can sell our products;

              - our ability to obtain sufficient supplies of components, including limited sourced components, and products we supply at reasonable prices, or at all;

              - communication costs and the availability of communication lines;

              - increases in the prices of the components and supplied products we purchase;

              -   under utilization of consultants;

              - our ability to attain and maintain production volumes and quality levels for our products;

              - increased expenses, particularly in connection with our strategy to continue to expand our relationships with the parties with whom we have entered into strategic relationships;

              - potentially negative earnings impact related to future acquisitions; and

              - general economic conditions and related customer budget constraints.

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         Accordingly, you should not rely on the results of any past periods as an indication of our future performance. It is likely, in some future period, that our operating results may be below expectations of public market analysts or investors. Because most of our expenses are fixed in the short-term or incurred in advance of anticipated revenue, we may not be able to decrease our expenses in a timely manner to offset any unexpected shortfall in revenue.

WE RECENTLY INCURRED LOSSES AND MAY NOT BE ABLE TO MAINTAIN PROFITABILITY

         We experienced losses of $2.3 million for the year ended December 31, 1997, and $2.6 million in the fourth quarter of 1999. In addition, our discontinued operations lost $4.1 million during 2000 and experienced declining revenues. Although we were profitable in 2000, taken as a whole, we cannot be certain that we will be able to sustain historical or projected growth rates with respect to our storage networking products. For the year ended January 31, 2002, we incurred losses from continuing operations before income taxes of $17.2 million, or $3.6 million excluding special charges. Included in this $17.2 million pre-tax loss is a $10.3 million loss on the sale and write-down of webMethods stock acquired from the disposition of a portion of our discontinued operations, a $2.0 million write-down of inventory, a $325,000 write-off of our FileSpeed product and a $996,000 restructuring charge. On an after tax basis, we lost $11.9 million from continuing operations for the year ended January 31, 2002, or $2.5 million excluding special charges. We are dependent on our storage networking products and services for our future revenue, especially since we divested our Enterprise Integration Solutions Division, and as revenue from our traditional channel networking products continue to decline. We expect to incur significant product development, sales and marketing and administrative expenses in connection with the introduction of new products, and, as a result, we will need to generate significant revenue increases to achieve and maintain profitability. We may not be able to sustain or increase profitability.

OUR FUTURE REVENUES AND OPERATING RESULTS ARE DIFFICULT TO PREDICT

         Markets for our storage networking products and services are constantly changing. In addition, we expect that our future revenue will be derived from our storage networking products and services. Recent economic and world events, combined with the evolving nature of the markets in which we sell our products, reduces our ability to accurately forecast our quarterly and annual revenue. Our revenue base has also become less diversified and could be subject to increased volatility since we have divested our Enterprise Integration Solutions Division. Moreover, we plan our operating expenses based in part on our revenue projections. Because most of our expenses are fixed in the short-term or incurred in advance of anticipated revenue, we may not be able to decrease our expenses in a timely manner to offset any unexpected shortfall in revenue.

WE HAVE LIMITED PRODUCT OFFERINGS AND DEPEND ON THE WIDESPREAD MARKET ACCEPTANCE OF OUR EXISTING AND NEW PRODUCTS

         We derive a substantial portion of our revenue from a limited number of existing products. We expect that revenue from our storage networking products will account for a substantial and growing portion of our total revenue for the foreseeable future. We are also substantially more dependent on storage networking product revenue since we have divested our Enterprise Integration Solutions Division. Further we expect revenue from our channel networking products to continue to decline. As a result, for the foreseeable future, we will continue to be subject to the risk of a dramatic decrease in revenue if there is a decrease in demand for our storage networking products. Therefore, widespread market acceptance of these products is critical to our future success. Recent economic and world events, combined with the evolving nature of the markets in which we sell our products, reduces our ability to accurately forecast our quarterly and annual revenue. Accordingly, the demand for, and market acceptance of, these products is uncertain.

         Factors that may affect the market acceptance of our products, some of which are beyond our control, include the following:

              -   growth of storage networking product markets;

              - performance, quality, price and total cost of ownership of our existing products;

              - continued development of technologies that allow our storage networking products to function over WANs and over IP-based networks;

              - availability, price, quality and performance of competing products and technologies; and

              - successful development of our relationships with new and existing customers and parties with whom we have entered into strategic relationships.

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OUR HISTORICAL FINANCIAL INFORMATION IS NOT REFLECTIVE OF THE DIVESTITURE OF OUR
ENTERPRISE INTEGRATION SOLUTIONS DIVISION OR OUR ACQUISITION OF ARTICULENT

         Our financial statements filed with the Securities and Exchange Commission include the results of operations of our Networking Solutions Division and the Enterprise Integration Solutions Division. The Networking Solutions Division and the Enterprise Integration Solutions Division were not accounted for, and were not operated as, separate stand alone business entities and reported results of the two divisions may not be the same as those that would be achieved on a stand alone basis. In addition, we acquired Articulent in April 2001, and Articulent's results are not included in our financial statements prior to that date. As a result, the historical financial statements may not be useful in predicting our future financial results.

OUR SUCCESS DEPENDS ON THE DEMAND FOR OUR STORAGE NETWORKING SOLUTIONS

         We depend on the demand for and success of our storage networking products and services. Potential customers who have invested substantial resources in their existing data storage and management systems may be reluctant or slow to adopt a new approach, like storage networks or outside consulting or managed services. Our success in generating revenue in these areas will depend on, among other things, our ability to:

              - educate potential customers, parties with whom we have entered into strategic relationships and end users about the benefits of our products and related technologies and our expertise;

              -   maintain and enhance our strategic relationships; and

              - predict and base our products and services on standards that ultimately become industry standards.

         In addition, the continued growth of the market for storage networking products and services may depend in part on the continued decrease in the price of related services and components, such as telecommunication lines and switches. Any increase in the price of these related services and components would likely cause this market to grow at a reduced rate. Further, storage networks are often implemented in connection with deployment of new storage systems and servers. Accordingly, our future success is also substantially dependent on the market for new storage systems and servers. We are substantially more dependent on our storage networking revenue since we have divested our Enterprise Integration Solutions Division.

IF OUR RELATIONSHIPS WITH PARTIES WITH WHOM WE HAVE ENTERED INTO STRATEGIC RELATIONSHIPS ARE UNSUCCESSFUL OR TERMINATED, OUR PRODUCT REVENUES COULD DECLINE

         We market our products in connection with a few significant storage vendors. As a result, our success depends substantially on our ability to manage and expand our relationships with these vendors, the overall market acceptance of these vendors' products, and our ability to initiate new strategic relationships. In addition, we rely to a significant extent on the continued recommendation of our products by the parties with whom we have entered into strategic relationships. To the extent that these parties do not recommend our products, or to the extent that they recommend products offered by our competitors, or develop their own products similar to ours, our business will be harmed.

         We may not be able to successfully manage or expand the relationships with the parties with whom we have entered into strategic relationships, and they may not market our products successfully. Moreover, our relationships with such parties are not in writing, have no minimum purchase commitments and can be terminated or changed at any time. Our failure to manage and expand our relationships with these parties, our failure to develop relationships or the failure of these parties to market our products could substantially reduce our revenues and seriously harm our business.

         Moreover, we rely on a limited number of suppliers to provide certain of the products we supply to our customers. If any of our agreements with these parties are terminated, our ability to provide end-to-end storage solutions may be adversely affected.

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OUR INDUSTRIES ARE SUBJECT TO RAPID TECHNOLOGICAL CHANGE, AND WE MUST KEEP PACE
TO SUCCESSFULLY COMPETE

         The markets in which we sell our products and services are characterized by rapidly changing technology, evolving industry standards and the frequent introduction of new products and enhancements. Our future success depends in large part on our ability to enhance our existing products and services and to introduce new products and services on a timely basis to meet changes in customer preferences and evolving industry standards. In addition, our services must also be continually enhanced in order to comply with new technological developments. We cannot be certain that we will be successful in developing, manufacturing and marketing new solutions that respond to such changes in a timely manner and achieve market acceptance. We also cannot be certain that we will be able to develop the underlying core technologies necessary to create new products, enhancements and services.

         Additionally, changes in technology and consumer preferences could potentially render our current products and services noncompetitive or obsolete. If we are unable, for technological or other reasons, to develop new products or services or enhance existing products and services in a timely manner in response to technological and market changes, our business, results of operations and financial condition would be harmed.

WE ARE SUBSTANTIALLY DEPENDENT ON THE FINANCIAL SERVICES, TELECOMMUNICATIONS AND INFORMATION OUTSOURCING INDUSTRIES

         Historically, a significant portion of our product revenues were derived from businesses in financial services, telecommunications and information outsourcing industries, respectively. The erosion of our relationships with our customers in these industries, or the erosion of demand for products in these industries generally, would harm our financial condition and operating results.

WE DEPEND ON A LIMITED NUMBER OF SUPPLIERS FOR CERTAIN COMPONENTS AND TWO CONTRACT MANUFACTURERS

         We depend upon a limited number of suppliers for several components used in the manufacture of our products. In the future, we may experience shortages of, or difficulties in acquiring, these components. If we are unable to buy these components, then we will not be able to manufacture our products on a timely basis. We also rely on two contract manufacturers for the manufacture of many of our products. Any failure on the part of our suppliers to keep pace with technological developments may harm our ability to offer competitive solutions. In addition, our results of operations could also be harmed if suppliers or contract manufacturers terminate their agreements with us.

         We use rolling forecasts based on anticipated product orders to determine our component requirements. Lead times for materials and components that we order vary significantly and depend on factors such as specific supplier requirements, contract terms and current market demand for such components. As a result, our component requirement forecasts may not be accurate. If we overestimate our component requirements, then we may have excess inventory, which would increase our costs. If we underestimate our component requirements, then we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Either of these occurrences would negatively impact our business and operating results.

THE COMPETITION IN OUR MARKETS MAY LEAD TO REDUCED SALES OF OUR SOLUTIONS, REDUCED PROFITS OR REDUCED MARKET SHARE

         The markets for our solutions are competitive and are likely to become even more competitive. Increased competition could result in pricing pressures, reduced sales, reduced margins, reduced profits, reduced market share or the failure of our solutions to achieve or maintain market acceptance. Our products and services face competition from multiple sources, including the ability of some of our customers to design alternative solutions to the problems targeted by our solutions. Many of our competitors and potential competitors have longer operating histories, greater name recognition, access to larger customer bases or substantially greater resources than we have. As a result, they may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements. For all of the foregoing reasons, we may not be able to compete successfully against our current and future competitors.

WE MAY ENGAGE IN FUTURE ACQUISITIONS THAT MAY DILUTE OUR SHAREHOLDERS AND CAUSE US TO INCUR DEBT OR ASSUME CONTINGENT LIABILITIES

         As part of our strategy, we expect to review opportunities to buy other businesses or technologies that would complement our current products and services, expand the breadth of our markets, enhance our technical capabilities, or otherwise offer growth opportunities. Because of our acquisition of Articulent, or in the event of any future purchases, we could:

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              -   spend significant amounts of cash;

              - issue stock that would dilute our current shareholders' percentage ownership;

              -   be subject to goodwill impairment charges; or

              -   incur debt or assume liabilities.

         These purchases also involve numerous risks, including:

              - problems combining the purchased operations, technologies, personnel or products;

              -   unanticipated costs;

              -   diversion of management's attention from our core business;

              - adverse effects on existing business relationships with suppliers, customers or parties with whom we have entered into strategic relationships;

              -   risks associated with acquisitions in foreign countries;

              - risks associated with entering markets in which we have no or limited prior experience;

              - potential loss of employees of acquired or merged organizations; and

              - the growth rates of any acquired company may be less than those projected by analysts or anticipated by markets, which could have a depressive effect on our stock price.

         We cannot assure you that we will be able to successfully integrate any businesses, products, technologies or personnel related to organizations that we might acquire or merge with in the future, including Articulent.

FUTURE TERRORIST ATTACKS COULD SUBSTANTIALLY HARM OUR BUSINESS

         On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope. The U.S. government and media agencies were also subject to subsequent acts of terrorism through the distribution of anthrax through the mail. Such attacks and the U.S. government's ongoing response may lead to further acts of terrorism, bio-terrorism and financial and economic instability. The precise effects of these attacks, future attacks or the U.S. government's response to the same are difficult to determine, but they could have an adverse effect on our business, profitability and financial condition.

UNDETECTED SOFTWARE OR HARDWARE ERRORS COULD INCREASE OUR COSTS AND DELAY PRODUCT INTRODUCTION

         Networking products frequently contain undetected software or hardware errors when first introduced or as new versions are released. Our products are complex and errors may be found from time to time in our products, including new or enhanced products. In addition, our products are combined with products from other vendors. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems. Moreover, the occurrence of hardware and software errors, whether caused by our or another vendor's products, could delay or prevent the development of the markets in which we compete.

THE LOSS OF KEY EXECUTIVE OR EXPERIENCED PERSONNEL OR THE INABILITY TO HIRE AND RETAIN ADDITIONAL PERSONNEL WITH STORAGE NETWORKING EXPERTISE COULD NEGATIVELY IMPACT SALES AND DELAY PRODUCT INTRODUCTION

         We are dependent on Thomas G. Hudson, our Chairman, President and Chief Executive Officer. In addition, we rely upon the continued contributions of our key management, engineering and sales and marketing personnel, many of whom would be difficult to replace quickly. We also believe that our success depends to a significant extent on the ability of our management to operate


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effectively, both individually and as a group. The loss of any one of our key employees could adversely affect our sales or delay the development or marketing of existing or future products and services.

         We believe our future success will depend also in part upon our ability to attract and retain highly skilled and qualified managerial, engineering, sales and marketing, and finance and operations personnel. Competition for these personnel is intense. In the past, we have experienced difficulty in hiring qualified personnel with storage networking expertise, and there can be no assurance that we will be successful in attracting and retaining these individuals in the future. The inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineers and sales personnel, could delay the development and introduction of and negatively impact our ability to sell our products and services. In addition, companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. We cannot assure you that we will not receive such claims in the future as we seek to hire qualified personnel or that such claims will not result in costly litigation. We could incur substantial costs in defending ourselves against these claims, regardless of their merits.

WE MUST CONTINUE TO IMPROVE OUR OPERATIONAL SYSTEMS AND CONTROLS TO MANAGE FUTURE GROWTH

         We plan to continue to expand our operations to pursue existing and potential market opportunities. We expect that this growth will place a significant demand on our management and our operational resources. In order to manage growth effectively, we must implement and improve our operational systems, procedures and controls and train our employee base. Accordingly, we cannot assure you that:

              - we will be able to effectively manage the expansion of our operations;

              - our key employees will be able to work together effectively as a team to successfully manage our growth;

              -   we will be able to hire, train and manage our employee base;

              -   we will be able to properly integrate our acquisitions;

              - our systems, procedures or controls will be adequate to support our operations; and

              - our management will be able to achieve the rapid execution necessary to fully exploit the market opportunity for our products and services.

         Our inability to manage growth effectively could harm our business.

WE PLAN TO INCREASE OUR INTERNATIONAL SALES ACTIVITIES, WHICH WILL SUBJECT US TO ADDITIONAL BUSINESS RISKS

         Historically, international markets have accounted for a significant portion of our revenues. We plan to expand our international sales activities, and therefore our success will become increasingly dependent on our performance in international markets. Our international sales growth in these and other countries will be limited if we are unable to establish relationships with international distributors, establish additional foreign operations, expand international sales channel management, hire additional personnel and develop relationships with international service providers. Even if we are able to successfully expand international operations, we cannot be certain that we will be able to maintain or increase international market demand for our products. Our international operations, are subject to a number of risks, including:

              -   supporting multiple languages;

              - recruiting sales, technical and consulting support personnel with the skills to support our solutions;

              - increased complexity and costs of managing international operations;

              - protectionist laws and business practices that favor local competition;

              -   dependence on local vendors;

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              -   multiple, conflicting and changing governmental laws and
                  regulations;

              -   longer sales cycles;

              - difficulties in collecting accounts receivable, converting foreign currency to dollars and remitting funds to the United States;

              -   difficulties in enforcing our legal rights;

              - reduced or limited protections of intellectual property rights; and

              -   political and economic instability.

         None of our products include screen displays or user documentation in any language other than the English language. Our future prospects in international markets may require us to develop multiple language versions of our products and support documentation. The lack of such documentation could cause prospective customers to select other products. In addition, the development of such products and documentation could be costly and time consuming.

         Because a significant portion of our international revenues are denominated in foreign currencies, primarily the euro and British pounds sterling, an increase in the value of the U.S. dollar relative to these currencies could make our products more expensive and thus less competitive in foreign markets.

WE HAVE APPLIED FOR AND RECEIVED A LIMITED NUMBER OF PATENTS AND WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, WHICH WOULD NEGATIVELY AFFECT OUR ABILITY TO COMPETE

         Historically, we have not pursued patents on all our intellectual property. Traditionally, we have relied, and currently continue to rely, on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality agreements with substantially all our employees, consultants and parties with whom we enter into strategic relationships, and control access to and distribution of our software, documentation and other proprietary information. We have nine patents in process and have three existing patents. In addition, while we may pursue patent protection for our intellectual property in the future, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States or where legal authorities in foreign countries do not vigorously enforce existing laws.

         We have from time to time received, and may in the future receive, communications from parties asserting patent rights against us that relate to certain of our products. Although we believe that we possess all required proprietary rights to the technology involved in our products and that our products, trademarks and other intellectual property rights do not infringe upon the proprietary rights of third parties, we cannot assure you that others will not claim a proprietary interest in all or part of our technology or assert claims of infringement. All such claims, regardless of their merits, could expose us to costly litigation and could substantially harm our operating results.

OTHERS MAY BRING INFRINGEMENT CLAIMS AGAINST US, WHICH COULD BE TIME-CONSUMING AND EXPENSIVE TO DEFEND

         In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. Although we are not currently involved in any intellectual property litigation, we have in the past received correspondence from third parties alleging infringement and we may be a party to litigation in the future to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. These claims and any resulting lawsuits could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

              - stop selling, incorporating or using our products or services that use the challenged intellectual property;

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              -   obtain a license from the owner of the infringed intellectual property allowing us to sell or use the relevant technology, which license may not be available on reasonable terms, or at all;

              - pay damages to entities which acquired our discontinued operations as a result of indemnities included in relevant agreements; and

              -   redesign those products or services that use such technology.

         In addition to the related costs of the foregoing actions, if we are forced to take any of these actions, we may be unable to manufacture and sell the related products, which would reduce our revenues.

OUR PRODUCTS MUST COMPLY WITH EVOLVING INDUSTRY STANDARDS AND GOVERNMENT REGULATIONS

         The market for our products is characterized by the need to support industry standards as they emerge, evolve and achieve acceptance. To remain competitive, we must continue to introduce new products and product enhancements that meet these industry standards. For example, all components of a storage network must utilize a limited number of defined standards in order to work with existing computer systems. Our products also must generally be approved for use by the storage vendors with whom we have strategic marketing relationships. Any failure to obtain such approval would have a material adverse impact on our business. Our products comprise only a part of the entire storage network and we depend on the companies that provide other components of the storage network, many of whom are significantly larger than we are, to support the industry standards as they evolve. The failure of these providers to support these industry standards could adversely affect the market acceptance of our products. In addition, in the United States, our products must comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories. Internationally, products that we develop will also be required to comply with standards established by authorities in various countries. Failure to comply with existing or evolving industry standards or to obtain timely domestic or foreign regulatory approvals or certificates could materially harm our business.

                        RISKS RELATED TO OUR COMMON STOCK

OUR STOCK PRICE HAS BEEN AND IS LIKELY TO CONTINUE TO BE VOLATILE, WHICH MAY RESULT IN LOSSES FOR INVESTORS

         The market price of our common stock has been, and likely will continue to be, subject to significant fluctuations in response to many factors, some of which are beyond our control, including:

              -   general stock market conditions;

              -   conditions in our industry;

              -   changes in our revenues and earnings;

              - general economic and political conditions, including further terrorist attacks and responses thereto;

              -   changes in analyst recommendations and projections; and

              -   our ability to achieve results projected by analysts.

         In addition to the foregoing, we may fail to meet expectations of our shareholders or of analysts at some time in the future, and our stock price could decline.

WE DO NOT INTEND TO PAY DIVIDENDS

         We have never paid cash dividends to shareholders and do not anticipate paying cash dividends in the foreseeable future.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE

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         Sales of a substantial number of shares of our common stock in the public market, or the appearance that such shares are available for sale, could adversely affect the market price for our common stock. From time to time our directors and executive officers may implement Rule 10b5-1 trading plans pursuant to which sales of shares of our common stock are being made for the accounts of such individuals at varying price targets. Sales pursuant to such plans and other sales by our directors and officers may also have a depressive affect on the market price for our stock.

ANTI-TAKEOVER EFFECTS OF CERTAIN BY-LAW PROVISIONS, MINNESOTA LAW, THE INDENTURE AND OUR SHAREHOLDER RIGHTS PLAN COULD DISCOURAGE, DELAY OR PREVENT A CHANGE IN CONTROL

         Our articles of incorporation, bylaws and shareholder rights plan along with the indenture and Minnesota law could discourage, delay or prevent persons from acquiring or attempting to acquire us.

         Our articles of incorporation authorize our board of directors, without action by our shareholders, to designate and issue preferred stock in one or more series, with such rights, preferences and privileges as the board of directors shall determine. In addition, our articles of incorporation grant our board of directors the authority to adopt, amend or repeal all or any of our bylaws, subject to the power of the shareholders to change or repeal the bylaws. In addition, our bylaws limit who may call meetings of our shareholders.

         In addition, we have a shareholder rights plan. Under the plan each holder of shares of our common stock has the right upon the occurrence of certain events to purchase from us 1/1000th of a share of the Series A Junior Participating Preferred Stock at a price of $100.00 per unit, subject to adjustment.

         As a public corporation, we are prohibited by the Minnesota Business Corporation Act, except under certain specified circumstances, from engaging in any merger, significant sale of stock or assets or business combination with any shareholder or group of shareholders who own at least 10% of our common stock.

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